亞洲水泥股份有限公司
ASIA CEMENT CORPORATION

02034529

207, TUN HWA SOUTH ...
... C.
: ASIACEMENT TAIP...
(02) 7338000

02 JUN -4 AM 11:05

RULE12G3-2(B)EXEMPTION NO.82-3385

SECURITIES AND EXCHANGE COMMISSION
OFFICE OF INTERNATIONAL CORPORATION
FINANCE ROOM 3094 - STOP 3-6
450 FIFTH STREET, N.W.
WASHINGTON, DC 20549

BANK OF NEW YORK
101 BARCLAY STREET
NEW YORK, NEW YORK 10286
FAX:002-1-212-571-3050

MORGAN STANLEY ASIA (TAIWAN) LTD.
台北市106敦化南路二段207號22樓
TAIPEI, TAIWAN, R.O.C
FAX:8732-2299
TEL:8732-9000

SBC WARBURG
25F ONE EXCHANGE SQUARE
8 CONNAUGHT PLACE HONG KONG
FAX:002-4471-425-8990

SUPPL

FAR EASTERN INTERNATIONAL BANK
台北市重慶南路一段109號三樓
TAIPEI, TAIWAN, R.O.C
FAX:2361-1339

LONDON STOCK EXCHANGE
COMPANY ANNOUNCEMENT OFFICES
CAPEL COURT OFF-BARTHOLONEW LANE
LONDON EC1N 1HP
FAX:44171-4106827

SUBJECT: ASIA CEMENT CORPARATION ("ACC"; THE "COMPANY")
- RULE 144A GLOBAL DEPOSITARY SHARES ("GDRS")

REFERENCE: ASIA CEMENT'S FILING OF RULE 12G3-2(B) EXEMPTION

MAY 14, 2002

DEAR SIRS,

Pursuant to Rule 12g3-2(b) exemption requirements, or Rule 144A Global Depositary Receipt Deposit Agreement and Underwriting Agreement dated as of June 16, 1992, please be advised as follows:

1. the ACC's public announcement of the brief operation report for the month of April 2002.
2. the ACC's report to Taiwan Stock Exchange regarding sales revenue, guarantee of note payable issued by ACC's affiliates and loans to others for the month of April 2002.

Yours faithfully,

PROCESSED
JUN 06 2002
THOMSON
FINANCIAL

Herman Wang

Herman M. Wang
Assistant Manager of Finance Department
Tel#: 886-2-27378953
Fax#: 886-2-27359797

6/4

副本

亞洲水泥股份有限公司 函

機關地址：（一〇六）臺北市大安區敦化南路二段二〇七號三十樓
傳　真：（〇二）二三七八五一九一

受文者：財務處

速別：
密等及解密條件：
發文日期：中華民國九十一年五月十三日
發文字號：亞（九一）會字第〇六六三號
附件：如說明。

主旨：為申報本公司九十一年度四月份營運情形，謹檢齊相關附件，敬請　核備。

說明：本公司九十一年度四月份營業收入、開立發票金額、背書保證金額，詳如附件。

正本：財政部證券暨期貨管理委員會

副本：台灣證券交易所股份有限公司、中華民國證券商業同業公會、財團法人中華民國證券市場暨期貨發展基金會、本公司財務處、會計處

總經理　李坤炎

亞洲水泥股份有限公司公告

中華民國九十一年五月十日亞(九一)會字第〇六六三號

茲將本公司四月份營業額、背書保證金額、資金貸與金額及衍生性商品交易金額公告如下：

一、本月開立發票總金額八三七、〇二〇仟元，營業收入九六九、二一六仟元。

二、本公司截至本月份止資金貸與餘額爲 0 仟元、各子公司截至本月份資金貸與餘額爲 0 仟元。

三、本公司截至本月份止背書保證餘額爲六、三七五、七三六仟元，各子公司截至本月份止背書保證餘額爲四、〇六九、二二〇仟元。

四、本公司截至本月份止衍生性金融商品未沖銷交易契約金額爲 0 仟元，各子公司截至本月份止衍生性金融商品未沖銷交易契約金額爲 0 仟元。

註：本月份資金貸與、背書保證及從事衍生性商品交易詳細資料業已輸入股市觀測站資訊系統，網址http://www.tse.com.tw

亞洲水泥股份有限公司

上市發行公司營業額申報明細表

單位:新臺幣元

91年 4 月

營利事業報稅單位名稱	負責人	營業地點	營利事業統一編號	稅籍編號	開立統一發票營業額	說明
亞泥台北總公司	徐旭東	台北市	03244509	271201865	226,744,675	
亞泥新竹營業所	何增光	新竹市	46215004	440700064	76,232,896	
亞泥桃園營業所	許灝明	桃園市	44641313	390301852	39,918,500	
亞泥台中營業所	邱垂華	台中市	51375705	480707325	140,854,200	
亞泥宜蘭營業所	陳正添	宜蘭市	40537252	360500005	11,567,122	
亞泥花蓮營業所	陳永宏	花蓮市	94654880	960512502	57,910,350	
亞泥台東營業所	陳昌椿	台東市	93655398	940206012	56,270,380	
亞泥高雄營業所	洪鴻禧	高雄市	06956749	810103129	52,411,281	
亞泥嘉義營業所	許金祥	嘉義市	78552112	660512063	92,224,085	
亞泥花蓮製造廠	張志鵬	花蓮縣	94655017	961315015	81,486,600	
亞泥新竹製造廠	林志芳	新竹縣	48300028	433110002	1,400,000	
合計					837,020,089	

填表說明

1、本表列為本會62.8.13證管會(62)調自第1020號函規定『簡便行文表』之附件，以十六開白報紙複製，請按月隨文填報。
2、上市發行公司公告及申報之營業額應與本表所列『本月份合計開立統一發票營業額』相符。
3、本表應依『使用統一發票自動報繳營利事業營業稅自動報繳印花稅總額繳款書』填報。
4、每月公告及申報之營業額應與上項繳款書內『開立統一發票營業額欄』所列之金額一致。

亞 洲 水 泥 股 份 有 限 公 司

營 業 收 入 金 額 申 報 明 細 表

單位 ： 千元

91 年 4 月

產品項目	營業收入毛額	銷貨折讓及退回	營業收入淨額	備註
水泥	777,785	1,591	776,194	
熟料	18,944		18,944	
爐石粉	45,350		45,350	
砂石	127,962		127,962	
其他	766		766	
合計	970,807	1,591	969,216	

亞洲水泥股份有限公司

關係企業背書保證金額明細表

單位：千元

91年 4月

對象	本月份 金額	上月份 金額	本月份較上月份 增(減)金額	本月份對子公司 背書保證金額
亞洲工程(股)公司	14,000	13,000	1,000	14,000
獅城投資(股)公司	10,000	20,000	(10,000)	-
裕元投資(股)公司	384,337	395,266	(10,929)	-
遠鼎(股)公司	1,115,000	1,138,500	(23,500)	-
德勤投資(股)公司	3,342,000	3,387,000	(45,000)	3,342,000
亞利預鑄(股)公司	142,220	394,765	(252,545)	142,220
南華水泥(股)公司	430,000	407,000	23,000	430,000
亞東預拌(股)公司	797,179	872,179	(75,000)	-
嘉惠電力(股)公司	0	0	0	0
亞興水泥製品(股)公司	100,000	100,000	0	100,000
高雄捷運（股）公司	0	200,000	(200,000)	
亞利通運（股）公司	0	0	0	
亞洲投資(股)公司	41,000	41,000	0	41,000
總計	6,375,736	6,968,710	(592,974)	4,069,220

註：
1、依證管會(86)台財證(六)第00669號函之規定辦理。
2、本公司背書保證之總限額：67,507,832 千元
3、各子公司背書保證之總限額：18,150,918 千元
4、上列金額係指截至各該月底之餘額

子公司

背書保證金額明細表

單位：千元

91 年 4 月

對象	本月份金額	上月份金額	本月份較上月份增(減)金額	本月份對子公司背書保證金額
亞洲工程(股)公司			-	-
獅城投資(股)公司			-	-
裕元投資(股)公司			-	-
一九投資(股)公司			-	-
亞東證券(股)公司			-	-
遠鼎建設(股)公司			-	-
德勤投資(股)公司			-	-
亞利預鑄(股)公司			-	-
南華水泥(股)公司			-	-
九龍英泥(股)公司			-	-
總計	0	0	0	0

註：
1、依證管會(86)台財證(六)第00669號函之規定辦理。
2、本公司背書保證之總限額：67,507,832千元／
3、各子公司背書保證之總限額：18,150,918千元／
4、上列金額係指截至各該月底之餘額

亞 洲 水 泥 股 份 有 限 公 司

各子公司對外背書保證總額度明細表

91 年 4 月 份

單位:千元

對　　象	亞泥直接持股比率	股東權益(最近一期經會計師查核)	背書保證總額度
亞洲工程(股)公司	96.63%	155,606	311,212
富民運輸(股)公司	99.47%	846,679	1,693,358
德勤投資(股)公司	99.86%	2,572,490	5,144,980
亞利預鑄(股)公司	83.77%	154,176	308,352
才興投資(股)公司	99.99%	61,195	122,390
亞東工業(股)公司	99.98%	1,294,877	2,589,754
亞泥新加坡(股)公司	99.96%	2,378,948	4,757,896
嘉惠電力(股)公司	63.27%	1,299,430	2,598,860
亞洲投資(股)公司	50.00%	312,058	624,116
總　　計		9,075,459	18,150,918

PUBLIC ANNOUNCEMENT OF ASIA CEMENT CORPORATION

PUBLIC ANNOUNCEMENT OF SALES REVENUE、GUARANTEES OF NOTES PAYABLE ISSUED BY AFFILIATES AND LOANS TO OTHERS IN ,2002.

UNIT:NT$(THOUSAND)

ITEM	MONTH	2002	2001	INCREASE OR (DECREASE)	%
INVOICES AMOUNT	Apr.	837,020	927,610	-90,590	-9.77%
	Jan. TO Apr.	3,634,830	3,340,176	294,654	8.82%
NET SALES AMOUNT	Apr.	969,216	788,472	180,744	22.92%
	Jan. TO Apr.	3,693,390	3,175,817	517,573	16.30%
GUARANTEES OF NOTES	Apr.	6,375,736	8,363,254	-1,987,518	-23.76%
GUARANTEES OF NOTES(SUBSIDIARIES)	Apr.	4,069,220	-	-	-

THE BALANCE OF LOAN TO OTHERS AT THE END OF THIS MONTH IS 0 THOUSAND AND OF LAST MONTH IS 0 THOUSAND.

THE UPPER LIMITATION OF LOAN TO OTHERS IS 16,876,958THOUSAND.

L08

亞泥 [redacted]

[redacted] 亞泥 [redacted]

民國91年04月

項目	名稱	當月金額（元）
(1)	水泥	777,785,000
(2)	砂石	127,962,000
(3)	爐石粉	45,350,000
(4)	熟料	18,944,000
(5)	其他	766,000
(6)		
(7)		
(8)		
(9)		
(10)		
其他		
減	銷貨退回及折讓	1,591,000
合計	業務營收淨額	969,216,000

按各項產品業務營收佔公司總收入之大小順序排列，其餘歸爲其他。

L10

亞泥 [redacted]

[redacted] 亞泥 [redacted]

民國91年4月 **單位：新台幣仟元**

項目	開立發票總金額	營業收入淨額
本月	837,020	969,216
去年同期	927,610	788,472
增減金額	-90,590	180,744
增減百分比	-9.77	22.92
本年累計	3,634,830	3,693,390
去年累計	3,340,176	3,175,817
增減金額	294,654	517,573
增減百分比	8.82	16.30

各項增減百分比資訊，如數值逾越999999.99或分母爲零（無法計算），則以999999.99表示

主畫面 產業別 公司別 報表別 選單別

L11

亞泥 [redacted]

[redacted] 亞泥 [redacted]

民國 91 年 4 月 **單位：新台幣仟元**

			本月	上月	最高限額
本公司	無	資金貸放餘額	0	0	0
各子公司	無	資金貸放餘額	0	0	0

			本月增減金額	至本月份累計餘額	最高額度
本公司	有	背書保證資訊	-592,974	6,375,736	67,507,832
各子公司	無	背書保證資訊	0	0	0

本公司與子公司間	有	相互背書保證資訊
本公司對子公司背書保證累計餘額		4,069,220
子公司對本公司背書保證累計餘額		0

			本月增減金額	至本月份累計餘額
本公司對大陸地區	無	背書保證資訊	0	0
各子公司對大陸地區	無	背書保證資訊	0	0

主畫面 產業別 公司別 報表別 選單別